NO ACT

DC
PE
12-27-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

08021435

RECD S.E.C.
JAN 11 2008
1086

January 11, 2008

Kathleen M. Gibson
Vice President, Secretary, and Corporate Governance Officer
The Prudential Insurance Company of America
751 Broad Street, 21st Floor
Newark, NJ 07102

Act:	1934
Section:	
Rule:	14A-8
Public Availability:	1/11/2008

Re: Prudential Financial, Inc.
Incoming letter dated December 27, 2007

Dear Ms. Gibson:

This is in response to your letter dated December 27, 2007 concerning the shareholder proposal submitted to Prudential Financial by John D. Corcoran, Jr. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
JAN 18 2008
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John D. Corcoran, Jr.
12 Berkshire Drive West
Clifton Park, NY 12065

Prudential Financial

Kathleen M. Gibson
VP, Secretary, and Corporate Governance Officer

The Prudential Insurance Company of America
751 Broad Street, 21st Floor, Newark NJ
Tel 973 802-7770 Fax 973 802-8287
kathleen.gibson@prudential.com

December 27, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
101 F Street, N.E.
Washington, D.C. 20549

Re: Prudential Financial, Inc. — Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

This letter is submitted by Prudential Financial, Inc. (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to a proposal, dated November 17, 2007 (the "Proposal"), submitted for inclusion in the Company's proxy card and 2008 proxy statement (the "Proxy Materials") for its 2008 annual meeting of shareholders by John D. Corcoran, Jr. (the "Proponent"). The Proposal and the accompanying supporting statement (the "Supporting Statement") are attached to this letter.

In accordance with Rule 14a-8(j) under the Exchange Act, the Company gives notice of its intention to omit the Proposal and Supporting Statement from the Proxy Materials and hereby respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") indicate that it will not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from the Proxy Materials.

This letter constitutes the Company's statement of the reasons why it deems this omission to be proper. In accordance with Rule 14-a8(j), enclosed are five additional copies of this letter, including all attachments.

As indicated more fully below, the Company believes that it may properly exclude the Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(7) under the Exchange Act because the Proposal deals with a matter relating to the Company's ordinary business operations.

Analysis of the Proposal

The Company believes that the Proposal is excludable from its Proxy Statement pursuant to Rule 14a-8(i)(7) of the Exchange Act which permits a company to omit a shareholder proposal from its proxy materials "if the proposal deals with a matter relating to the company's ordinary business operations." The Commission has stated that the purpose of Rule 14a-8(i)(7) is to confine the resolution of ordinary business problems to management and the issuer's board of directors. *See* Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 34-40,018, [1998 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 86,018, at 80,539 (May 21, 1998) (the "Release"). The Release outlined two central considerations on which this policy for exclusion rests: (i) the subject matter of the proposal and (ii) the degree to which the proposal seeks to "micro-manage" the company. *Id.* at 80,539-40. I believe that the Proposal meets both of these considerations.

The Proposal deals with the adoption of a dividend reinvestment plan. Whether to adopt a dividend reinvestment plan is a complex question that involves considering issues of the manner in which the Company wishes to issue common stock and raise capital, cost (especially in light of the Company's 2.5 million registered shareholders), operation and implementation, as well as legal and accounting issues. "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The consideration of these factors is a management function that cannot be subject to shareholder oversight.

The Proposal also meets the second prong of the Rule 14a-8(i)(7) test: the Proposal seeks to micro-manage the Company's relations with its shareholders. Whether and how to adopt and manage a dividend reinvestment plan is a decision that should be made by management. Dividend reinvestment plans vary in structure and operation; one-size does not fit all. The appropriate plan, if any, for the Company is simply not the type of decision that is best suited for a group such as the Company's 2.5 million shareholders.

Consistent with the foregoing analysis, the Staff has consistently held that proposals to establish dividend reinvestment plans are matters relating to the ordinary business of a corporation and as such may be omitted under Rule 14a-8(i)(7). *See Prudential Financial, Inc.* (January 23, 2006); *Prudential Financial, Inc.* (March 5, 2003); *CoBiz Inc.* (March 25, 2002); *Southwest Airlines Co.* (March 21 2002); *Colorado Business Bankshares, Inc.* (March 20, 2001); and *Citigroup Inc.* (February 7, 2001).

Based on the foregoing, I respectfully request your concurrence in our view that the Proposal may be omitted from the Proxy Statement as relating to the Company's ordinary business operations under Rule 14a-8(i)(7).

Conclusion

In accordance with Rule 14a-8(j), the Company is contemporaneously notifying the Proponent, by copy of this letter of its intention to omit the Proposal and Supporting Statement from its Proxy Materials.

The Company anticipates that it will mail its definitive Proxy Materials to shareholders on or about March 21, 2008.

If you have any questions regarding this request or need any additional information, please contact me at (973) 802-7770 or kathleen.gibson@prudential.com.

Sincerely,

Kathleen M. Gibson

(Enclosures)
cc: John D. Corcoran, Jr.

JOHN DANIEL CORCORAN, JR.

12 BERKSHIRE DRIVE WEST
CLIFTON PARK, N.Y. 12065
(518) 877-6613

MS KATHLEEN GIBSON, VP, SECY, GOVERNANCE OFFICER
PRUDENTIAL INS CO OF AMERICA
751 BROAD ST. 21ST FLOOR
NEWARK, NJ 07102

Dear Secy Gibson:

Thank you for the information provided on October 22, 2007. I have enclosed a shareholder proposal which I believe conforms to the Company Guidelines as well as the SEC requirements.

Kindly acknowledge receipt of my proposal and if any further information is required.

Thank you for your assistance in providing the necessary requirements for submitting a proposal for the forthcoming shareholder meeting.

Sincerely

John D. Corcoran Jr.

JOHN DANIEL CORCORAN, JR.

12 BERKSHIRE DRIVE WEST
CLIFTON PARK, N.Y. 12065
(518) 877-6613

November 17, 2007

Secretary - Prudential Insurance Co of America

I, John D. Corcoran Jr, a shareholder of the Prudential Insurance Company of America submit the following shareholder proposal

"The Prudential Insurance Company of America shall make available a Dividend Re-Investment Plan known as a DRIP for shareholder consideration for the forthcoming Annual Meeting in 2008"

Supporting Comments

This proposal will permit shareholders with a few shares of stock to increase their ownership in this fine company by being able to acquire fractional shares instead of receiving a cash dividend.

I intend to retain ownership of my shares of stock throughout 2008 and beyond.

John D. Corcoran Jr.
Shareholder - 100 Shares

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 11, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Prudential Financial, Inc.
Incoming letter dated December 27, 2007

The proposal provides that Prudential Financial shall make available a dividend reinvestment program.

There appears to be some basis for your view that Prudential Financial may exclude the proposal under rule 14a-8(i)(7), as relating to Prudential Financial's ordinary business operations (i.e., the establishment of a dividend reinvestment plan). Accordingly, we will not recommend enforcement action to the Commission if Prudential Financial omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Greg Belliston

Greg Belliston
Special Counsel

END